Exhibit 1.01

Conflict Minerals Report

Gentex Corporation has included this Conflict Minerals Report as an exhibit to the Form SD covering calendar year 2017 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).

Unless the context indicates otherwise, the terms "we", "our”, “Gentex”, and “the Company” refer to Gentex Corporation. As used herein, "subject metals" are gold, columbite-tantalite (coltan), cassiterite, wolframite and their derivatives limited to tin, tantalum, and tungsten, and without regard to their location of origin. The term "armed groups" has the meaning contained in the Conflict Minerals Rule. The term “covered countries” refers to the Democratic Republic of the Congo and its adjoining countries.

I.	Overview and Products:

Gentex designs and manufactures automatic-dimming and non-automatic dimming rearview mirrors and electronics for the automotive industry, dimmable aircraft windows for the aviation industry, and commercial smoke alarms and signaling devices for the fire protection industry. Automotive revenues represented 98% of the Company’s total revenue in 2017.

Each of these product categories manufactured in 2017 contained necessary subject metals. The subject metals constitute a small portion of the total materials content in our products. The Company does not source the necessary subject metals directly from mines, smelters, or refiners and believes that we are in most cases many levels downstream from these market participants. For this reason, we rely on the information provided by our direct suppliers along with appropriate due diligence processes. Through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our guiding principles on responsibly sourcing the subject metals and to encourage responsible minerals sourcing in our supply chain.

Policy

Our guiding principles for subject metals involve (1) responsibly sourcing subject metals, (2) undertaking due diligence in accordance with the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the "OECD Guidance”) to determine the origin of the subject metals, (3) expecting our suppliers to also do all of the same with their supply chains and (4) complying with the Conflict Minerals Rule’s reporting obligations, consistent with the Gentex Code of Business Conduct and Ethics. These guiding principles are posted on our Company website.

Reasonable Country of Origin Inquiry (“RCOI”)

The Company’s RCOI was reasonably designed and performed in good faith to determine whether the subject metals contained in our products originated in the covered countries or were from recycled or scrap sources.

The internal subject metals team used technical expertise, component specifications, and previously gathered data to determine the likely presence of subject metals in components and materials contained in Gentex products. In addition, subject metals data extracted from the automotive industry’s International Materials Data System was used to augment the Company’s knowledge of in-scope components and materials.

All suppliers of components or materials containing or possibly containing subject metals were considered in-scope for purposes of our supplier outreach (“relevant suppliers”). We furnished the relevant suppliers information on the Conflict Minerals Rule, references, and a link to the Gentex Supplier Manual further explaining supplier responsibilities, and communicated their responsibility to gather subject metals information from their supply chains.

These suppliers were asked to electronically report to Gentex using the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”). Gentex requested that relevant suppliers increase their focus on providing complete and accurate smelter and refiner information for 2017 and that they pursue further due diligence on entity names not recognized by the RMI. Responses to the RCOI provided by relevant suppliers were reviewed

Exhibit 1.01

for smelter information, completeness, and reasonableness. Based on the results of our RCOI, we were required to conduct due diligence. The design of our due diligence program and activities are described below.

II.	Program Design

The Company’s due diligence measures were designed to conform with, in all material respects, the criteria set forth in the OECD Guidance including both the Supplement on Gold and the Supplement on Tin, Tantalum, and Tungsten, specifically as it relates to our position in the supply chain as a downstream purchaser. The OECD Guidance five-step framework establishes a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas.

III. Due Diligence Measures Performed

Gentex performed the following due diligence measures in respect of the 2017 compliance period.

Step 1: Strong company management system

The subject metals steering team was comprised of the Company’s Vice President of Purchasing, Vice President of Finance and Chief Financial Officer, and Assistant General Counsel. The steering team maintained the Company’s guiding principles for responsible sourcing of the subject metals. These principles are available on the Company’s website.
The internal subject metals team maintained program management responsibility in support of the Company’s guiding principles. This team was led by Supply Chain Management within the Purchasing Department and included subject matter experts from functional areas within Gentex. Program management included technical expertise, RCOI execution, risk identification, analysis, mitigation, and reporting.

A mechanism through which stakeholders can report subject metal sourcing concerns in our supply chain continued to be available on the Company’s website.

Records relating to due diligence have been stored electronically.

Step 2: Identification and assessment of risks

The information from the completed CMRTs provided by our relevant suppliers was evaluated to identify smelters and refiners known to be sourcing from or possibly sourcing from covered country origins. This was accomplished by comparing the smelter and refiner information provided by our relevant suppliers with the RMI’s country of origin data available to RMI member companies. The RMI’s origin data provided aggregated subject metal origin information for smelters and refiners. The data includes only subject metal origin countries from smelters and refiners that are in conformance with the Responsible Minerals Assurance Process (“RMAP”) protocols and current global standards, including mutually recognized programs. We also cross-checked the provided smelter and refiner information with the RMI’s list of smelters and refiners actively pursuing a third-party audit of their due diligence practices. In the cases where a smelter or refiner was not listed as compliant with the RMAP or not actively pursuing compliance, we checked the entity against the information available in the smelter database available to RMI members and against other publicly available information.

Step 3: Risk response strategy

For smelters and refiners with reported or possible covered country origins, we checked their compliance status by cross-checking them against CFSI’s list of smelters and refiners compliant with the CFSP protocol, the actively pursuing list, and the smelter database when applicable. Our risk mitigation strategy includes an escalation process with actions to be taken on identified risks and, when applicable, risk and action monitoring.

A risk assessment report was provided to the Gentex subject metals steering team comprised of senior management and has been maintained electronically.

Step 4: Third-party audits of smelters and refiners

Exhibit 1.01

The RMI coordinates and conducts the RMAP which provides independent audits of smelter and refiner facilities’ due diligence activities. Gentex supported the RMAP through our membership in the RMI and as a member of the RMI’s Due Diligence Practices Team.

Step 5: Report on supply chain due diligence

As required by the Conflict Minerals Rule, Gentex reported supply chain due diligence through filing a Form SD and this Conflict Minerals Report with the SEC, as well as by posting this information on our Company website.

IV. Identified Smelters and Refiners

The relevant suppliers identified smelters and refiners that may have processed the necessary subject metals contained in our products in 2017, as described in the table below. Many of our suppliers reported smelter and refiner information at a company level rather than at a product level. In those cases, the information provided to Gentex applied to all the suppliers’ products, not only the products supplied to Gentex. Therefore, the below table may reflect smelters and refiners that did not actually process necessary subject metals contained in our products.

Count of Smelters or Refiners Reported by Gentex Suppliers

	Compliant with CFSP Protocol
	Covered Country Sourced	Non-Covered Country Sourced	Mineral Origin(s) Not Disclosed	Recycled or Scrap Only	Active Smelter/Refiner	Known Smelter/Refiner	TOTAL
Tin	5	61	1	3	1	9	80
Tantalum	29	9	—	3	—	1	42
Tungsten	5	35	—	1	2	3	46
Gold	—	11	79	11	6	38	145
TOTAL	39	116	80	18	9	51	313

The Company notes the following in connection with the information contained in the foregoing table:

•	Origin information represents smelters and refiners reported by Gentex suppliers covering 2017 and information provided by the RMI as of January 12, 2018.

•
The table represents the quantity of smelters or refiners within each category. Some of the compliant smelters and refiners may have sourced from both within the covered countries and from outside the covered countries. Entities meeting this condition were only counted in the table as “Covered Country Sourced”.

•	“Conformant” means that a smelter or refiner was listed in conformance with the RMAP’s protocols, including through mutual recognition.

•	“Mineral Origin(s) Not Disclosed” means the country of origin of the subject metals processed by the smelter or refiner was not disclosed by the validation party.

•	“Active” means that the smelter or refiner was listed as committed to undergo an audit through the RMAP or a mutually recognized program.

•	“Known” means the smelter or refiner was not Conformant or Active but had been determined by the RMI as meeting the definition of a smelter or refiner.

V. Origin Information

As a downstream actor, we rely upon independent facility assessment programs to collect and review the upstream information, such as origin locations of necessary subject metals. Consistent with the role set forth by the OECD Guidance for a downstream actor, our efforts to facilitate upstream origin determinations were focused on support of the RMI. In addition, we conducted a plausibility assessment of origins provided by our in-scope suppliers.

Subject metal origins may have included Argentina, Australia, Bolivia, Brazil, Burkina Faso, Burundi, Canada, Chile, China, Democratic Republic of the Congo, Dominican Republic, Ecuador, Ethiopia, Ghana, Guinea, Guyana, India, Indonesia, Japan, Kazakhstan, Laos, Liberia, Malaysia, Mexico, Mozambique, Myanmar, Namibia, Peru, Portugal, Russian Federation, Rwanda, Sierra Leone, South Africa, Spain, Suriname, Tanzania, Thailand, Uganda, United States, Uzbekistan, Vietnam, and Zimbabwe.

Exhibit 1.01

VI. Future Risk Mitigation Efforts

Gentex has taken or intends to undertake the following additional steps during the next compliance period. These steps are intended to improve the due diligence conducted to further mitigate the risk that the necessary subject metals benefit armed groups:

•	Continue to engage with our direct relevant suppliers and use the industry standard for our 2018 supplier outreach.

•	Encourage relevant suppliers to continue development and progress of traceability measures.

•	Encourage relevant suppliers to use only Conformant smelters and refiners within their supply chains.

•
Continue to request that our relevant suppliers, directly or indirectly, encourage non-validated subject metal smelters or refiners in their supply chains to pursue conformance with an independent conflict-free validation program such as the RMAP.

Inherent Limitations of Due Diligence

The statements included in this report are based on the activities performed to date and in good faith by
Gentex and are based on the infrastructure and information available at the time of this filing. Factors that could affect the accuracy of these statements include, but are not limited to, incomplete supplier data or available smelter data, errors or omissions by suppliers or smelters, evolving definition and confirmation of smelters, incomplete information from industry or other third-party sources, continuing guidance regarding the SEC final rules, and other issues.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The statements contained herein that are not purely historical are forward-looking statements. Forward-looking statements give the Company's current expectations or forecasts of future events. These forward-looking statements generally can be identified by the use of such words as "anticipate," "believe," "could," "estimate," "expect," "forecast," "goal," "hope," "may," "plan," "project," "will," and variations of such words and similar expressions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary subject metals finance or benefit armed groups.

Such forward-looking statements are subject to risks and uncertainties that are often difficult to predict, are beyond the Company's control, and could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source subject metals, and (3) political and regulatory developments, whether in the covered countries, the United States or elsewhere. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. The Company undertakes no obligation to publicly update or revise forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law or rules of the NASDAQ Global Select Market.